Exhibit 7.2

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the (i) ordinary stock, no par value per share (an “Ordinary Share”), of LATAM Airlines Group S. A., (“LATAM”) and (ii) American Depositary Shares, each representing one Ordinary Share and evidenced by an American Depositary Receipt, of LATAM, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 5th day of January, 2017.

QATAR AIRWAYS Q.C.S.C.

/s/ Akbar Al Baker
Name:	Akbar Al Baker
Title:	Group Chief Executive

QATAR AIRWAYS INVESTMENTS (UK) LTD

/s/ Claire Bullen
Name:	Claire Bullen
Title:	Director